UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

ARC Document Solutions, Inc.
(Name of the Issuer)

ARC Document Solutions, Inc.
TechPrint Holdings, LLC
Kumarakulasingam Suriyakumar
Dilantha Wijesuriya
Jorge Avalos
Rahul Roy
Sujeewa Sean Pathiratne
Shiyulli Suriyakumar 2013 Irrevocable Trust
Seiyonne Suriyakumar 2013 Irrevocable Trust
Suriyakumar Family Trust
(Names of Persons Filing Statement)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

Common Stock: 00191G103
(CUSIP Number of Class of Securities)

ARC Document Solutions, Inc. 12657 Alcosta Blvd, Suite 200 San Ramon, CA 94583 Tel: (925) 949-5100	Kumarakulasingam Suriyakumar Dilantha Wijesuriya Jorge Avalos Rahul Roy	Sujeewa Sean Pathiratne 5727 Poppy Hills Place San Jose, CA 94583 Tel: (925) 949-5100

c/o ARC Document Solutions, Inc.
12657 Alcosta Blvd, Suite 200
San Ramon, CA 94583
Tel: (925) 949-5100

TechPrint Holdings, LLC
Shiyulli Suriyakumar 2013 Irrevocable Trust
Seiyonne Suriyakumar 2013 Irrevocable Trust
Suriyakumar Family Trust

c/o TechPrint Holdings, LLC
12657 Alcosta Blvd., Suite 200
San Ramon, California 94583
Tel: (925) 949-5100

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Glenn Luinenburg Eric Hanson Ryan S. Brewer Wilmer Cutler Pickering Hale and Dorr LLP 2600 El Camino Real, Suite 400 Palo Alto, CA 94306 Tel: (650) 858-6000	Sean M. Jones Coleman Wombwell K&L Gates LLP 300 S. Tryon Street, Suite 1000 Charlotte, North Carolina 28202 Tel: (704) 331-7400	Terrence Allen, Esq. Angela M. Dowd, Esq. Janeane Ferrari, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 Tel: (212) 407-4000

This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (“Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Schedule 13E-3” or “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) ARC Document Solutions, Inc. (“ARC” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.001 per share (the “ARC Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) TechPrint Holdings, LLC, a Delaware limited liability company (“Parent”), (iii) Kumarakulasingam Suriyakumar, (iv) Dilantha Wijesuriya, (v) Jorge Avalos, (vi) Rahul Roy, (vii) Sujeewa Sean Pathiratne, (viii) Shiyulli Suriyakumar 2013 Irrevocable Trust, (ix) Seiyonne Suriyakumar 2013 Irrevocable Trust, and (x) Suriyakumar Family Trust (together with Filing Persons (iii) through (ix), the “Acquisition Group”).

On August 27, 2024, the Company, Parent and TechPrint Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (as subsequently amended on September 10, 2024) (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, on November 22, 2024, Merger Sub was merged with and into ARC, with ARC surviving the merger as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

The information concerning the Company contained in, or incorporated by reference into, the Transaction Statement and the definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (as amended, the “Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Capitalized terms used but not expressly defined in this Final Amendment shall have the respective meanings given to them in the Proxy Statement.

Item 10.	Source and Amount of Funds or Other Consideration
(a), (b) (d) Source of Funds; Conditions; Borrowed Funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, ARC is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 and Item 5.01 of the Form 8-K are hereby incorporated by reference.

Item 15.	Additional Information

(c) Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On November 21, 2024, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve a proposal to adopt the Merger Agreement.

On November 22, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, each share of common stock, $0.001 par value per share, of the Company (the “Company Common Stock”) issued and outstanding as of immediately prior to the Effective Time (other than shares that are (i) held by the Company or its subsidiaries as treasury stock or otherwise, (ii) owned by Parent immediately prior to the Effective Time of the Merger, (iii) held by members of the Acquisition Group to be contributed to Parent immediately prior to the Effective Time in exchange for common units of Parent (“Rollover Shares”), (iv) issued to certain members of the Acquisition Group under the Company’s 2021 Incentive Plan, 2014 Stock Incentive Plan and 2005 Stock Plan (in each case as amended and as in effect from time to time, the “Company Stock Plans”), which equity awards were settled, pursuant to the Merger Agreement, in shares of ARC Common Stock that such members of the Acquisition Group agreed to contribute to Parent immediately prior to the Effective Time in exchange for common units of Parent (“Rollover Equity Awards”), and (v) shares of Company Common Stock held by stockholders who properly and validly exercised their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the DGCL) (“Dissenting Shares” and, together with (i)-(iv), the “Excluded Shares”)) was cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $3.40 per share, payable to the holder thereof, without interest thereon (the “Merger Consideration”), and each share of Company Common Stock (other than the Excluded Shares) was automatically cancelled and extinguished without any conversion thereof or consideration paid therefor.

In addition, pursuant to the Merger Agreement:

(1)          at the Effective Time, each Out-of-the-Money Company Option was cancelled without the payment of consideration;

(2)         at the Effective Time, each In-the-Money Company Option that was not held by a Rollover Stockholder was converted into the right to receive an amount in cash equal to the Option Spread, less applicable Taxes and authorized deductions;

(3)         immediately prior to the Effective Time, each In-the-Money Company Option, whether vested or unvested, that was held by a Rollover Stockholder was cancelled and converted into the right to receive a number of shares of Company Common Stock equal to the quotient of (i) the applicable Option Spread for such Company Option, less applicable taxes and authorized deductions, divided by (ii) the Merger Consideration, rounded down to the nearest whole share;

(4)       immediately prior to the Effective Time, each Company RSA held by a Rollover Stockholder was cancelled and converted into a number of shares of Company Common Stock equal to the quotient of (i) the number of shares of Company Common Stock covered thereby multiplied by the Merger Consideration, less applicable Taxes and authorized deductions, divided by (ii) the Merger Consideration, rounded down to the nearest whole share; and

(5)         at the Effective Time, each Company RSA that is not held by a Rollover Stockholder will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the number of shares of ARC Common Stock covered thereby multiplied by (ii) the Merger Consideration, less applicable Taxes and authorized deductions.

On November 22, 2024, the Company notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed. As a result, the NYSE suspended trading of Company common stock prior to the opening of trading on November 22, 2024. The Company requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all Shares from the NYSE and the deregistration of such Shares under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. Following the effectiveness of the Form 25 with respect to the delisting, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of Company common stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 16.	Exhibits
The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of ARC Document Solutions, Inc. (included in the Schedule 14A filed on October 16, 2024, and incorporated herein by reference) (the “Definitive Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Current Report on Form 8-K, filed August 28, 2024 (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(vi)	Current Report on Form 8-K filed September 11, 2024 (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(vii)	Current Report on Form 8-K filed October 15, 2024 (included in the Definitive Proxy Statement and incorporated herein by reference).
(a)(2)(viii)	Definitive Additional Materials to the Definitive Proxy Statement (filed on November 7, 2024 and incorporated herein by reference).
(a)(2)(ix)	Definitive Additional Materials to the Definitive Proxy Statement (filed on November 8, 2024 and incorporated herein by reference).
(a)(5)(i)	Press Release, dated August 28, 2024 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K (filed August 28, 2024) (File No. 001-32407)).
(a)(5)(ii)	Current Report on Form 8-K, dated November 21, 2024 (filed on November 21, 2024 and incorporated herein by reference).
(a)(5)(iii)	Current Report on Form 8-K, dated November 22, 2024 (filed on November 22, 2024 and incorporated herein by reference).
(b)(i)**
Credit Agreement, dated as of November 22, 2024, by and among the Company, TechPrint Holdings, LLC, ARC Document Solutions, LLC, U.S. Bank National Association, as administrative agent, L/C issuer, and swing line lender, BMO Harris Bank N.A. as syndication agent, and the lenders and other parties thereto

(c)(i)	Opinion of William Blair & Company, L.L.C., dated August 27, 2024 (included as Annex B to the Definitive Proxy Statement, and incorporated herein by reference).
(c)(ii)*	Discussion Materials of William Blair & Company, L.L.C. for the Special Committee, dated June 20, 2024.
(c)(iii)*	Discussion Materials of William Blair & Company, L.L.C. for the Special Committee, dated August 27, 2024.
(c)(iv)*	Discussion Materials of AlixPartners, LLC for the Special Committee, dated June 20, 2024.
(d)(i)**
Agreement and Plan of Merger, dated August 27, 2024 by and among ARC Document Solutions, Inc., TechPrint Holdings, LLC, and TechPrint Merger Sub, Inc. (included as Annex A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(ii)
First Amendment, dated as of September 10, to the Agreement and Plan of Merger by and among ARC Document Solutions, Inc., TechPrint Holdings, LLC, and TechPrint Merger Sub, Inc. (contained within Annex A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(iii)
Rollover Agreement, dated as of August 27, 2024, by and among TechPrint Holdings, LLC, Kumarakulasingam Suriyakumar, Dilantha Wijesuriya, Jorge Avalos, Rahul Roy, Sujeewa Sean Pathiratne, Suriyakumar Family Trust, Shiyulli Suriyakumar 2013 Irrevocable Trust, and Seiyonne Suriyakumar 2013 Irrevocable Trust (included as Annex C to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(iv)
First Amendment to the Rollover Agreement, dated as of September 10, by and among TechPrint Holdings, LLC, Kumarakulasingam Suriyakumar, Dilantha Wijesuriya, Jorge Avalos, Rahul Roy, Sujeewa Sean Pathiratne, Suriyakumar Family Trust, Shiyulli Suriyakumar 2013 Irrevocable Trust, and Seiyonne Suriyakumar 2013 Irrevocable Trust (contained within Annex C to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(v)
Equity Commitment Letter, dated August 27, 2024, dated August 27, 2024, by and among TechPrint Holdings, LLC, Kumarakulasingam Suriyakumar and Sujeewa Sean Pathiratne (included as Annex D to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(vi)**
Voting Agreement, dated as of August 27, 2024, by and among TechPrint Holdings, LLC, Kumarakulasingam Suriyakumar, Dilantha Wijesuriya, Jorge Avalos, Rahul Roy, Sujeewa Sean Pathiratne, Suriyakumar Family Trust, Shiyulli Suriyakumar 2013 Irrevocable Trust, and Seiyonne Suriyakumar 2013 Irrevocable Trust (included as Annex E to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(vii)
First Amendment to the Voting Agreement, dated as of September 10, by and among TechPrint Holdings, LLC, Kumarakulasingam Suriyakumar, Dilantha Wijesuriya, Jorge Avalos, Rahul Roy, Sujeewa Sean Pathiratne, Suriyakumar Family Trust, Shiyulli Suriyakumar 2013 Irrevocable Trust, and Seiyonne Suriyakumar 2013 Irrevocable Trust (contained within Annex E to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(viii)**
Limited Guarantee, dated as of August 27, 2024, by and between ARC Document Solutions, Inc. and Kumarakulasingam Suriyakumar (included as Annex F to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(ix)
Debt Commitment Letter, dated August 27, 2024, by and among TechPrint Holdings, LLC, TechPrint Merger Sub, Inc., U.S. Bank National Association, BMO Bank N.A., Zions Bancorporation, N.A. dba California Bank & Trust and City National Bank, a national banking association (included as Annex H to the Definitive Proxy Statement and incorporated herein by reference).

(f)	Section 262 of the DGCL (included as Annex G to the Definitive Proxy Statement, and incorporated herein by reference).
(g)	Not Applicable.
107*	Filing Fee Table.

*	Previously Filed.
**
Certain portions of this exhibit have been omitted pursuant to Item 1016 of Regulation M-A. The omitted information is (i) not material and (ii) the type that the ARC Document Solutions, Inc. treats as private or confidential. Information that has been omitted has been noted in this document with a placeholder identified by the mark “[**]”.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

ARC DOCUMENT SOLUTIONS, INC.

By:	/s/ Tracey Luttrell
Name: Tracey Luttrell
Title: Corporate Counsel & Corporate Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

TECHPRINT HOLDINGS, LLC

By:	/s/ Kumarakulasingam Suriyakumar
Name: Kumarakulasingam Suriyakumar
Title: Manager

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

By:	/s/ Kumarakulasingam Suriyakumar
Name: Kumarakulasingam Suriyakumar

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

By:	/s/ Dilantha Wijesuriya
Name: Dilantha Wijesuriya

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

By:	/s/ Jorge Avalos
Name: Jorge Avalos

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

By:	/s/ Rahul Roy
Name: Rahul Roy

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

By:	/s/ Sujeewa Sean Pathiratne
Name: Sujeewa Sean Pathiratne

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

SURIYAKUMAR FAMILY TRUST

By:	/s/ Kumarakulasingam Suriyakumar
Name: Kumarakulasingam Suriyakumar
Title: Trustee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

SHIYULLI SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Shiyulli Suriyakumar
Name: Shiyulli Suriyakumar
Title: Trustee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

SEIYONNE SURIYAKUMAR 2013 IRREVOCABLE TRUST

By:	/s/ Seiyonne Suriyakumar
Name: Seiyonne Suriyakumar
Title: Trustee